UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Private Placement of Unregistered Equity Securities of the Company

On July 18, 2017, China Ceramics Co., Ltd. (the “Company”) completed a USD$861,000 private placement of its ordinary shares pursuant to subscription agreements (the “Subscription Agreements”) with certain accredited investors (the “Offering”) at the price of $1.36 per share, the closing price of the Company’s securities on July 17, 2017. The Company agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. All respective purchasers in the Offering were “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act ), and the Company sold the securities in the Offering in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering will be used for working capital and general corporate purposes.

A copy of the form Subscription Agreement is filed as Exhibits 10.1 to this report and is incorporated by reference herein. The foregoing summary of this agreement is subject to, and qualified in its entirety by reference to, such exhibit. Such agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of such agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as document for investors and the public to obtain factual information about the current state of affairs of the parties to such agreement. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

On July 18, 2017, the Company issued a press release announcing the closing of the Offering, a copy of which is filed as Exhibit 99.1 to this report and incorporated by reference herein.

Special Note Concerning Forward Looking Statements

This report contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. You should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Financial Statements and Exhibits.

Exhibit	Description

10.1	Form Subscription Agreement.
99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: July 18, 2017